EXHIBIT 99.1

CAPITALISATION
The following table shows the capitalisation and indebtedness of Lloyds Bank plc together with its subsidiaries (the Group) on a consolidated basis as at 30 September 2024. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

Capitalisation	At 30 Sep 2024 £m

Equity
Ordinary shareholders’ equity	34,745
Other equity instruments	5,428
Non-controlling interests	75
Total equity	40,248

Indebtedness
Subordinated liabilities	7,214
Debt securities
Debt securities in issue at amortised cost	45,080
Liabilities designated at fair value through profit or loss	4,964
Total debt securities	50,044
Total indebtedness	57,258

Total capitalisation and indebtedness	97,506
Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 30 September 2024, all indebtedness was unsecured except for £17.6 billion of securitisation notes and covered bonds and £1.1 billion of debt securities issued by the Group’s asset-backed conduits.
On 3 October 2024 the Group issued £763 million of Additional Tier 1 securities to Lloyds Banking Group plc, accounted for as other equity instruments.
There have been no issuances or redemptions of subordinated liabilities since 30 September 2024.
There has been no material change in the information set forth in the table above since 30 September 2024.